ITT Inc. 1133 Westchester Avenue White Plains, NY 10604

July 9, 2021

Via EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    ITT Inc.
    File No. 001-05672

Dear Ms. Collins,

ITT Inc. (the “Company”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 24, 2021 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below is the heading and text of each comment in the Comment Letter, followed by our response thereto.

Form 10-Q for the Quarterly Period Ended April 3, 2021
General, page 1

1.Your interim financial statements are labeled as the Quarterly Periods Ended March 31, 2021 and 2020; however, we note that these quarters ended on April 3, 2021 and March 27, 2020. Please revise to reflect the correct period end date on the face of the financial statements in accordance with Item 10-01(c) of Regulation S-X. In addition, if the difference in the number of days within each period has a material impact on your revenue, expenses or results of operations, ensure that this is appropriately addressed within your results of operations discussion. Lastly, revise the cover page of the filing to disclose the correct reporting period.

Ms. Kathleen Collins
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 9, 2021

Response:

We acknowledge the Staff’s comment and advise the Staff that future filings that contain interim financial statements will reflect the specific period end date on the cover page of the filing and on the face of the financial statements included therein. In addition, we have reviewed the impact of the Company’s quarterly financial periods ending on the Saturday that is the closest day to the end of the calendar quarter, as disclosed in Note 1 to the Company’s financial statements included in the referenced filing, and confirm that the difference in the number of days within each period did not have a material impact on the Company’s revenue, expenses or results of operations for the quarterly periods ended April 3, 2021 and March 28, 2020.

Form 8-K dated May 7, 2021
Page 99.1

1.We note several instances where you provide an enhanced discussion of the drivers behind changes in certain non-GAAP measures, including free cash flow and adjusted operating segment income without a corresponding GAAP discussion. Please revise future filings to provide a similar discussion for your GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

We acknowledge the Staff's comment and advise the Staff that in future filings that contain a discussion of changes in non-GAAP financial measures we will include, with equal or greater prominence, a discussion of changes in the most directly comparable GAAP financial measures.

* * * * *

If you have any questions or require any additional information, please call me or Emmanuel Caprais, Senior Vice President and Chief Financial Officer, at (914) 641-2000.

Very truly yours,

/s/ John Capela
John Capela
Vice President and
Chief Accounting Officer

Ms. Kathleen Collins
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 9, 2021

cc:    Megan Akst, Senior Staff Accountant
    Division of Corporation Finance

    Matthew C. Franker
    Covington & Burling LLP